# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 2023 ETF Series Trust, CIK 0001969674
CUSIP: 900934795
Title of class of securities: Harrison Street Infrastructure Active ETF
Address of issuer's principal executive offices: 234 WEST FLORIDA STREET, 234 WEST FLORIDA STREET, MILWAUKEE, Wisconsin (WI), 53204
Date of event which requires filing of this statement: 01/30/2026
Amends the filing with accession number 0001542826-26-000003
Filed by CIK 0001542826
Persons authorized to receive notices and communications: Jillian Varner, 5050 S Syracuse St, Suite 1100, Denver, Colorado (CO), 80237-2702, 303-209-1045

## Reporting persons
- Harrison Street Private Wealth LLC (CIK 0001542826): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); shared voting power 4,203,172; shared dispositive power 4,203,172; aggregate amount beneficially owned 4,203,172 (97.2% of the class)
- Harrison Street Real Assets Fund LLC (CIK 0001687898): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); shared voting power 4,203,172; shared dispositive power 4,203,172; aggregate amount beneficially owned 4,203,172 (97.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Harrison Street Infrastructure Active ETF
Name of issuer: 2023 ETF Series Trust
Address of issuer's principal executive offices: 234 WEST FLORIDA STREET, 234 WEST FLORIDA STREET, MILWAUKEE, Wisconsin (WI), 53204

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Harrison Street Private Wealth LLC ("HSPW") and Harrison Street Real Assets Fund LLC ("VCRRX") (together, the "Reporting Persons"). The shares of Harrison Street Infrastructure Active ETF ("NFRX") are held by VCRRX.
Residence or business address: The business address for each of HSPW and VCRRX is 5050 S. Syracuse Street, Suite 1100, Denver, CO 80237
Present principal occupation or employment: HSPW is a registered investment adviser. VCRRX is a registered investment company that is advised by HSPW. As such, HSPW may be deemed to have beneficial ownership of the shares of NFRX held by VCRRX.
Criminal convictions in the last five years: During the last five years, neither HSPW, VCRRX, nor, to the knowledge of the Reporting Persons, without independent verification, any of the other persons specified in Instruction C to Schedule 13D, were convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, neither HSPW, VCRRX, nor, to the knowledge of the Reporting Persons, without independent verification, any of the other persons specified in Instruction C to Schedule 13D, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Both HSPW and VCRRX are Delaware limited liability companies.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of NFRX were purchased by VCRRX as a portfolio holding for an aggregate price of $9,999,997.92. The source of funds was the working capital of VCRRX.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares reported herein were acquired for investment purposes, in the ordinary course of business and not for the purpose of changing or influencing the control of NFRX.

The Reporting Persons may seek to acquire additional securities of NFRX (which may include rights or securities exercisable, exchangeable or convertible into securities of NFRX) and/or may dispose of some or all of their shares, from time to time, by selling such shares on the secondary market or otherwise, depending on price, market liquidity, developments affecting NFRX, NFRXs business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant.

The Reporting Persons intend to review their investment in NFRX on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or NFRX, including communicating with the board of trustees of NFRX (the "Board"), members of management or other security-holders of NFRX, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. The Reporting Persons may engage in discussions with management, the Board, and other securityholders of NFRX and other relevant parties or encourage, cause or seek to cause NFRX or such persons to consider or explore extraordinary corporate transactions, such as: a merger, acquisition or reorganization which could in the future result in, among other things, a de-listing or de-registration of shares; security offerings and/or stock repurchases by NFRX; sales or acquisitions of assets; changes to the capitalization or dividend policy of NFRX; or other material changes to NFRX's business or corporate structure, including changes in management or the composition of the Board.

HSPW acts as NFRX's investment adviser. HSPW is responsible for the day-to-day management of NFRX operating under the direction of the Board of Trustees. Except as described in this Schedule 13D, the Reporting Persons, and, to the best knowledge of each of the Reporting Persons, without independent verification, the persons identified in Item 2, do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 7, 2026, VCRRX owns 4,203,172 shares NFRX, which accounts for 97.18% of total outstanding shares. This calculation is based on 4,325,000 total outstanding shares of NFRX, as reported to the Reporting Persons by NFRX's administrator as of August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: As of August 7, 2026, VCRRX owns 4,203,172 shares NFRX, which accounts for 97.18% of total outstanding shares. This calculation is based on 4,325,000 total outstanding shares of NFRX, as reported to the Reporting Persons by NFRX's administrator as of August 6, 2026.
Transactions in the class effected during the past sixty days:
VCRRX transacted in shares of NFRX as follows:

On August 4, 2026, VCRRX purchased from an authorized participant 372,856 shares at an average price of $26.82 per share.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Signatures
- Harrison Street Private Wealth LLC: /s/ Jillian Varner, Jillian Varner, Chief Compliance Officer (08/07/2026)
- Harrison Street Real Assets Fund LLC: /s/ Jillian Varner, Jillian Varner, Chief Compliance Officer (08/07/2026)